Exhibit 99.1

Leading Independent Proxy Advisory Firm Glass Lewis Recommends Shareholders Vote FOR Nano’s Nominees and AGAINST Murchinson Slate

Glass Lewis Adds its Support for Nano’s Nominees,
Further Validating ISS’s Recommendation

Nano Encourages Shareholders to Protect Their Investment and Vote “FOR” Nano’s Highly Qualified Nominees

Nano Encourages Shareholders to Vote NOW, ahead of the voting deadline at 11:59pm ET on August 30, 2023, to Ensure Their Vote Is Counted!

To Learn More Visit: www.ProtectingNanoValue.com

Waltham, Mass., Aug. 29, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printer, today announced that Glass, Lewis & Co., LLC (“Glass Lewis”), a leading independent proxy advisory firm, has recommended that Nano Dimension shareholders vote “FOR” Nano Dimension’s nominees and not support Murchinson Ltd.’s (“Murchinson”) nominees at the upcoming Annual General Meeting of Shareholders (“AGM”), scheduled for Thursday, September 7, 2023.

Nano issued the following statement in response to the Glass Lewis recommendation:

“We are pleased that Glass Lewis is joining ISS in recommending support for our director nominees. Nano, under the current Board and management team, is delivering strong results and has a promising future ahead as the Company continues to execute its multi-pronged growth strategy buoyed by strong fundamentals. We encourage shareholders to protect their investment and vote ‘FOR’ ALL of Nano’s highly qualified nominees.”

In making its recommendation, Glass Lewis noted (emphasis added):

Nano Dimension has OUTPERFORMED its peers under the leadership of CEO Yoav Stern:

●	“…The Company’s performance measured from the appointment of Mr. Stern as President and CEO has also generally outperformed peers, which speaks in favor of his track record at the Company in an executive role.”

Shareholders should NOT support the Murchinson slate:

●	“…We do not believe the present circumstances demand the removal of any independent Directors.”

●	“…We do not believe it would be advisable to effect a complete revolution of the board and are not convinced the Dissident Nominees would be better suited for the board as compared to the Company Nominees…”

Murchinson has NOT made a compelling case for change:

●	“…We do not believe there is sufficient cause to justify supporting the entire Dissident slate in lieu of the Company slate…”

Previously, Institutional Shareholder Services Inc. (“ISS”) also commented on Murchinson’s lack of a go-forward strategic plan and understanding about Nano’s industry, while recognizing Nano’s strong progress to date (emphasis added):

●	“The company and Stern deserve credit for capitalizing on a favorable financing environment in 2020 and 2021…The company also appears to be executing on its strategic plan, as it continues to show double digit top-line revenue growth, expanding gross margins…”

●	“Support for the three dissident nominees is not warranted, as the dissident has not made a sufficiently compelling case for board control.”

●	“The dissident case for control falls short in several key areas, including the lack of an identified leadership team or a detailed go-forward plan, as well as a dissident slate that does not appear to have direct 3D printing industry expertise.”

●	“The dissident has not presented any specific details of a potential plan, whether it be cost cutting, divestments of specific business segments, or identification of areas that may require additional investment…the plan as presented does not indicate a deep experience with the 3D printing industry or a view on what the company’s operational issues may be at this time.”

Nano’s Board urges shareholders to protect their investment and the future of the Company by voting today “FOR” ALL of Nano’s highly qualified nominees and “AGAINST” the removal of any Nano Director. The Annual Meeting will be held on Thursday, September 7th, at 8:00 a.m. ET. Shareholders of record as of the close of business on July 31, 2023, are entitled to vote at the meeting.

Shareholders are encouraged to vote by 11:59 p.m. ET on August 30, 2023, to ensure their votes are counted. Please follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

The Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders, Call Toll-Free: at (877) 717-3923 (for U.S. and Canada)

Or +1 (412) 232-3561 (all other countries).

Banks and Brokers, Call Collect: (212) 750-5833

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com .

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its strategic plan. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com

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